STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK 10038

 December 6, 2016
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312
Ladies and Gentlemen:
On behalf of The Lazard Funds, Inc. (the "Fund"), on or about December 16, 2016 we plan to file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 116 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment relates to Post-Effective Amendment No. 115 ("Amendment No. 115") to the Registration Statement, filed on October 14, 2016, which was filed in order to add a new series to the Fund, Lazard Real Assets and Pricing Opportunities Portfolio (formerly known as Lazard Real Assets Portfolio, the "Portfolio").
The Amendment will respond to comments of the staff (the "Staff") of the Commission on Amendment No. 115 that were provided to the undersigned by Deborah O'Neal-Johnson of the Staff via telephone on November 23, 2016.  The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of Amendment No. 115.
For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.
All Portfolios
Summary Section—Fees and Expenses
1.
Staff Comment:  With respect to the "Distribution and Service (12b-1) Fees" shown in the fee table for Institutional Shares and R6 Shares, please replace the word "None" with ".00%".  The Staff notes that the Fund has adopted a Distribution and Servicing Plan (the "Plan") pursuant to Rule 12b-1 under the 1940 Act, but does not charge any fees pursuant to the Plan to holders of Institutional Shares and R6 Shares.

Response:  The Plan was adopted only for the Fund's Open Shares and not its Institutional Shares or R6 Shares.  Accordingly, we believe it is appropriate to use the word "None" to denote that no "Distribution and Service (12b-1) Fees" will be charged to holders of Institutional Shares and R6 Shares.
2.	Staff Comment: Please provide the Staff with the completed fee table.
Response:  The completed fee table, which will be in the Amendment, is as follows:
	Institutional Share	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	.70%	.70%	.70%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses (including expenses of the Portfolio's subsidiary)*	.41%	.41%	.41%
Total Annual Portfolio Operating Expenses*	1.11%	1.36%	1.11%
Fee Waiver and Expense Reimbursement**	.21%	.21%	.26%
Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement**	.90%	1.15%	.85%

*
Other Expenses are based on estimated amounts for the current fiscal year. Other Expenses and Total Annual Portfolio Operating Expenses include the estimated expenses of the Portfolio's subsidiary, which will vary based on the amount of the Portfolio's investment in the subsidiary. The expenses of the subsidiary included in Other Expenses reflect the Portfolio's anticipated average allocation to the subsidiary.

**
Reflects a contractual agreement by Lazard Asset Management LLC (the "Investment Manager") to waive its fee and, if necessary, reimburse the Portfolio until December 30, 2018, to the extent Total Annual Portfolio Operating Expenses exceed .90%, 1.15% and .85% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses, and excluding other transaction fees. This agreement can only be amended by agreement of the Fund, upon approval by the Fund's Board of Directors (the "Board"), and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Investment Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

3.	Staff Comment: Please confirm supplementally whether "Acquired Fund Fees and Expenses" are projected to exceed one basis point (0.01%). If so, please add a line item to the fee table.
Response:  We have been advised by Fund management that it is not currently anticipated that "Acquired Fund Fees and Expenses" will exceed one basis point (0.01%).
Summary Section—Principal Investment Strategies
4.	Staff Comment: The first sentence of the first paragraph states:
Under normal circumstances, the Portfolio invests at least 80% of its assets in investments that offer exposure to "real assets," which generally are assets that have physical properties (such as natural resources, real estate, equipment and industrials, infrastructure and commodities); other assets that the Investment Manager expects may perform well during periods of high inflation; and inflation-indexed securities.
Pursuant to Rule 35d-1 under the 1940 Act, an investment company is required to invest at least 80% of its assets in the type of investment suggested by its name ("80% policy").  Accordingly, please clarify the referenced disclosure to state that the Portfolio invests at least 80% of its assets directly in real assets, rather than in investments that offer exposure to real assets.  The Staff notes that direct, as contrasted with "synthetic," investment of at least 80% of the Portfolio's assets in the five "real assets categories" described in the second paragraph would satisfy the requirements of Rule 35d-1 under the 1940 Act.
Response:  We note that the second paragraph of note 13 of the adopting release for Rule 35d-11 states the following:
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[1]	Final Rule: Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) (the "Adopting Release").
The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities.  Proposed rule 35d-1(a)(2).  We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2).  In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.
We have been advised by Fund management that "instruments providing exposure to [real assets and pricing opportunities] investments (such as derivative instruments)" (language similar to that quoted which is now in the first sentence of this section in the Amendment) will have economic characteristics similar to direct real assets or pricing opportunities investments, and, as such, we believe that, pursuant to the cited language in the Adopting Release, such instruments may properly be included as real assets investments or pricing opportunities investments, respectively, for purposes of compliance with the 80% policy.  In addition, we note that the Portfolio's investments in the Subsidiary will offer "exposure" to real assets investments even though such investments are not directly in an operating company, physical asset or derivative instrument and, assuming appropriate investments by the Subsidiary, will be considered investments that offer exposure to real assets for purposes of compliance with the Portfolio's 80% policy.
5.	Staff Comment: Please revise the first sentence of the first paragraph to precisely define "real assets," rather than stating "generally" what defines "real assets."
Response:  The reference to "generally" has been removed.  See the response to Comment No. 6 below.
6.
Staff Comment:  Please clarify in the first sentence of the first paragraph whether investment in "other assets that the Investment Manager expects may perform well during periods of high inflation" and inflation-indexed securities is included as part of the Portfolio's 80% policy.  If so, please describe with greater specificity the "other assets" in which the Portfolio may invest, e.g., derivative instruments.  The Staff notes that only direct investment in "real assets" should be included as investments in real assets as part of the Portfolio's 80% policy.

Response:  The following language to be included in the Amendment will replace the first three paragraphs of this section included in the Amendment No. 115:
Under normal market conditions, the Portfolio invests at least 80% of its assets in real assets and pricing opportunities investments, including instruments providing exposure to such investments (such as derivative instruments).
"Real assets" are considered by the Portfolio to be:
(i) assets that have physical properties, such as:
•	natural resources, such as energy and materials (e.g., metals and mining, paper and forestry and chemicals)
•	real estate, such as real estate investment trusts ("REITs") and real estate operating companies
•	equipment and industrials, such as tools, hardware, machinery and other industrial components
•	infrastructure, such as utilities, transport, communications, pipelines, seaports, airports and toll roads
•	commodities, such as physical commodities with tangible properties such as gas, oil, metals, livestock or agricultural products
(ii) companies that own or derive a significant portion of their value from such assets listed above or the production thereof; and (iii) inflation-indexed securities.
"Pricing opportunities" investments are made in companies that the Investment Manager believes may perform well during periods of high inflation.  Such companies may include those in the consumer discretionary, consumer staples, health care, information technology and telecommunications services sectors.
Please see the response to Comment No. 4 above regarding investments that are not "direct."
7.	Staff Comment: The third paragraph states:
In addition, the Investment Manager also intends to seek exposure to real assets through investing in companies within the following sectors:
•	consumer discretionary
•	consumer staples
•	health care
•	information technology
•	telecommunications services
Please clarify this disclosure to state whether investment in such companies will be considered real assets investments for purposes of compliance with the 80% policy.  Investment in such companies would be permitted to be included as part of the Portfolio's 80% policy, provided that such companies either:  (i) derive 50% of their profits or revenues from "real assets" or activities related to "real assets"; or (ii) invest 50% of their assets in "real assets."  In addition, to the extent the Portfolio only invests in companies of a particular market capitalization, please disclose as such.
Response:  Please see the response to Comment No. 6 above.
Separately, the following sentence will be added to the prospectus in the Amendment:  "The Portfolio may invest in companies of any market capitalization."
8.
Staff Comment:  The fifth paragraph states that the Portfolio may invest in fixed income securities.  To the extent the Portfolio has adopted limits and/or targets for credit quality and maturity when investing in fixed income securities, please disclose as such.

Response:  The second sentence of the referenced paragraph will be replaced in the Amendment with the following:
In addition to investing in inflation-indexed fixed income securities (which may be of any credit quality or maturity), the Portfolio may invest in fixed income securities, typically government securities (which may be of various maturities), in connection with the Portfolio's derivatives exposures (i.e., a type of margin or collateral).
9.
Staff Comment:  The sixth paragraph discusses the Portfolio's investment in a wholly-owned subsidiary formed under the laws of the Cayman Islands (the "Subsidiary").  Please add disclosure that provides that the Portfolio, on an aggregate basis with the Subsidiary, complies with the provisions of the 1940 Act, in particular:  (i) the investment policy disclosure requirements of Section 8 of the 1940 Act; and (ii) the capital structure and leverage requirements of Section 18 of the 1940 Act.

Response:  The requested disclosure is currently provided in the fourth sentence of the sixth paragraph of Investment Strategies and Investment Risks—Investment Strategies, which states:  "The Portfolio and the Subsidiary test for compliance with applicable investment restrictions, such as capital structure and leverage requirements, on a consolidated basis and comply with investment policy disclosure requirements under the 1940 Act on a similar basis."
10.
Staff Comment:  Please disclose that the Subsidiary's investment adviser:  (i) is an "investment adviser," as defined in Section 2(a)(20) of the 1940 Act; and (ii) complies with the provisions of the 1940 Act, in particular the investment advisory contract requirements of Section 15 of the 1940 Act.

Response:  We do not believe that additional disclosure is necessary.  The Investment Manager's Management Agreement with the Fund, on behalf of the Portfolio, encompasses management of the Subsidiary's assets, since the Subsidiary is wholly-owned by the Portfolio.  The Investment Manager does not charge the Subsidiary a separate fee, but rather compensation for management of the Subsidiary's assets is encompassed within the compensation paid by the Portfolio to the Investment Manager pursuant to the Management Agreement.  This approach is consistent with that taken by a number of other similarly-structured funds with wholly-owned subsidiaries formed for the same purpose as that of the Subsidiary.
Please note that the Investment Manager is an "investment adviser," as defined in Section 2(a)(20) of the 1940 Act, and its Management Agreement with the Fund, on behalf of the Portfolio, complies with the provisions of the 1940 Act, including Section 15 of the 1940 Act.
11.	Staff Comment: Please disclose that the Subsidiary complies with the affiliated transactions and custody requirements under Section 17 of the 1940 Act (the "Section 17 requirements").
Response:  The first sentence of the seventh paragraph of Investment Strategies and Investment Risks—Investment Strategies states that:  "The Subsidiary also is subject to the Portfolio's compliance program, to the extent the Portfolio's policies and procedures apply to its investments and operations."  The Section 17 requirements (e.g., transactions involving affiliated persons, custody requirements) are covered by the Fund's compliance program.  As noted in the response to Comment No. 10 above, the Investment Manager's Management Agreement with the Fund, on behalf of the Portfolio, encompasses management of the Subsidiary's assets.  As such, the Subsidiary, under management by the Investment Manager, is subject to the Section 17 requirements as addressed by the compliance program to the same extent as the Portfolio.  Accordingly, we believe the existing disclosure sufficiently conveys the Subsidiary's compliance with the Section 17 requirements.
12.
Staff Comment:  Please disclose whether the Portfolio has obtained a private letter ruling from the Internal Revenue Service or an opinion of counsel supporting its position that undistributed income and gains from investment in commodities or certain commodity-linked derivatives constitute "qualifying income" to the Portfolio for purposes of qualification as a "regulated investment company" for federal income tax purposes.

Response:  The third sentence of Tax Status Risk in Investment Strategies and Investment Risks—Investment Risks states:  "The Portfolio intends to take the position that income and gains from its investments in the Subsidiary and certain commodity-linked derivatives will constitute 'qualifying income,' although the Portfolio has not sought a legal opinion on this position."  (emphasis added)  In light of recent guidance, the following will be added after this sentence:  "The IRS has announced that it will no longer issue private letter rulings regarding this matter."2
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[2]
Guidance under Section 851 Relating to Investments in Stock and Securities, 81 Fed. Reg. 66576 (Sept. 28, 2016), available at https://www.federalregister.gov/documents/2016/09/28/2016-23408/guidance-under-section-851-relating-to-investments-in-stock-and-securities.

13.
Staff Comment:  Please add disclosure relating to the principal investment strategies and risks of the Subsidiary to the extent they constitute principal investment strategies or risks of the Portfolio.  The Staff notes that the principal investment strategies and risks disclosed in the prospectus should reflect those of both of the Portfolio and the Subsidiary.

Response:  We believe that the current disclosure in Summary Section—Principal Investment Strategies complies with the requirements of Form N-1A and is otherwise appropriate.  The sixth paragraph of this section states that the Subsidiary "invests mainly in commodity-linked derivative instruments (including, but not limited to, futures contracts, options and total return swaps) and fixed income securities, typically government securities, in connection with the Subsidiary's derivatives exposures (i.e., a type of margin or collateral)."  In addition, the third sentence of Subsidiary Risk states:  "By investing in the Subsidiary, the Portfolio is exposed to the risks associated with the Subsidiary's investments, which generally include the risks of investing in commodity-related derivative instruments (described elsewhere in [the prospectus])."
We do not believe that any additional disclosure is necessary, nor consistent with either the summarization requirements of Items 4(a) and (b)(1)(i) (to summarize the disclosures required by the corresponding provisions in Item 9) or the plain English requirements of Rule 421(d) under the Securities Act.
14.
Staff Comment:  Please confirm supplementally that (i) the Subsidiary's management fee (including any performance fees) is included in the management fees shown in the fee table and that the Subsidiary's expenses are included in "Other Expenses" in the fee table; and (ii) the Subsidiary and its board of directors will agree to (a) designate an agent for service of process in the United States; and (b) allow the Staff to inspect the Subsidiary's books and records, which must be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response:  The Subsidiary does not pay the Investment Manager a separate management fee.  Please see the response to Comment No. 10 above.  In addition, we note that the Subsidiary's expenses are currently included in "Other Expenses" in the fee table; the "Other Expenses" line item in the fee table states:  "Other Expenses (including expenses of the Portfolio's subsidiary)."
Fund management has confirmed that:  (i) the Subsidiary and its governing board will designate, prior to the Portfolio's commencement of operations, an agent for service of process in the United States and (ii) the Subsidiary's books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder and will be accessible to the Staff to the same extent as the books and records of the Portfolio.
Investment Strategies and Investment Risks—Investment Risks
15.
Staff Comment:  Please note that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the "Miller Letter").  Please revise, as necessary, the derivatives-related investment strategy and risk disclosure to be consistent with the observations in the Miller Letter.  In particular, the disclosure concerning the principal risks of the Portfolio should be tailored to the types of derivatives used by the Portfolio, the extent of their use and the purpose for using derivative transactions.  The Staff notes that the current derivatives-related risk disclosure could be enhanced in this respect.

Response:  Fund management has advised us that the derivatives-related investment strategy and risk disclosure is consistent with the observations in the Miller Letter as is tailored to the types of derivatives anticipated to be used by the Portfolio, the extent of their use and the purposes for using such derivatives.
Back Cover
16.
Staff Comment:  If the Fund's policies and procedures with respect to the disclosure of the Portfolio's portfolio holdings are available on the Fund's website, please state so and provide the website address.

Response:  The Fund's policies and procedures with respect to the disclosure of the Portfolio's portfolio holdings are not available on the Fund's website other than the descriptions included in the prospectus and SAI, which are available on the Fund's website.
*     *     *     *     *     *     *     *
We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6658 or Janna Manes at 212.806.6141.
Very truly yours,
/s/ Lisa Goldstein
Lisa Goldstein

cc:            Janna Manes